Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 21, 2016

CBOE HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34774	20-5446972
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 South LaSalle Street Chicago, Illinois	60605
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 786-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.                             Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, CBOE Holdings, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger, dated as of September 25, 2016 (the “Merger Agreement”), by and among the Company, Bats Global Markets, Inc., a Delaware corporation (“Bats”), CBOE Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and CBOE V, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger LLC”).  The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of the Company (the “Merger”), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of the Company.

The Merger Agreement contemplates that three members of the Company’s board of directors (the “Board”) will step down from the Board at the effective time of the Merger.  On December 21, 2016, each of William J. Brodsky (the Company’s current Chairman of the Board) and R. Eden Martin voluntarily resigned as members of the Board effective as of the effective time of the Merger, and on December 22, 2016, Susan M. Phillips voluntarily resigned as a member of the Board effective as of the effective time of the Merger. Each resignation is subject to, and conditioned upon, the completion of the Merger and will be deemed to be automatically revoked upon the termination of the Merger Agreement.  No director resigned due to any disagreement with the Company or any matter relating to its operations, policies or practices.  Mr. Brodsky had announced at the Company’s 2016 annual meeting of stockholders that he did not intend to serve as a director beyond the Company’s 2017 annual meeting of stockholders.

On December 22, 2016, the Board announced that it has unanimously elected Edward T. Tilly, the Company’s Chief Executive Officer, to serve in the additional role of Chairman of the Board as of the effective time of the Merger.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving the Company, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of Company common stock in connection with the proposed merger will be submitted to the stockholders of the Company for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the Company filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. The Company and Bats commenced mailing of the definitive joint proxy statement/prospectus to Company stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY

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INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting the Company’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

The Company, Bats, their respective directors and executive officers, certain other members of the Company’s and Bats’ respective management and certain of the Company’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBOE HOLDINGS, INC.

	By:	/s/ Edward T. Tilly
Edward T. Tilly
Chief Executive Officer
Date: December 23, 2016